

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 2, 2007

Mr. Julian Waldron
Senior Executive Vice President, Chief Financial Officer
Thomson
46, quai Alphonse Le Gallo
92100 Boulogne-Billancourt - France

>   **Re: Thomson**
>   **Form 20-F for Fiscal Year Ended December 31, 2005**
>   **Filed May 12, 2006**
>   **File No. 1-14974**

Dear Mr. Waldron:

　　　We have reviewed your supplemental response letter dated January 18, 2007 as well as your filing and have the following comment. As noted in our comment letter dated October 20, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 20-F for Fiscal Year Ended December 31, 2005

Note 22: Shareholders' Equity, Subordinated Perpetual Notes, page F-60

1.   Given your determination under IFRS that the subordinated perpetual notes are appropriately recorded in equity, tell us how you determined that the step up interest rate provision (whereby if the note is not called on September 25, 2015, the interest rate increases to the 3 month EURIBOR deposit rate plus 3.625%) does not require bifurcation from the equity host contract. Refer to paragraphs 10-13 of IAS 39, as well as paragraphs AG 30-33, particularly AG 33(a).

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　　　Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Dave Walz, Staff Accountant, at (202) 551-3358 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director